SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




[X]  Annual report pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934 (No fee required)

     For the fiscal years ended December 31, 2000 and 1999


                                       OR


[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to ____________


                         Commission file number 333-03959


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES




         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                        NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN




                        /s/ Gary W. McKenzie
                        _____________________________________
Dated: June 28, 2001    By   Gary W. McKenzie
                             Vice President-Tax

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 1


FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits as of
     December 31, 2000 and 1999                                              2

   Statement of Changes in Net Assets Available for Plan Benefits
     for the Year Ended December 31, 2000                                    3

   Notes to Financial Statements                                            4-7

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of the
  Northrop Grumman PEI Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman PEI Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP
--------------------------

Los Angeles, California
June 27, 2001

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                          2000              1999
ASSETS:
  Investment in Northrop Grumman Corporation PEI Pension and
    401(k) Plans Master Trust, at fair value (Notes B and C)           $ 1,259,294       $ 1,175,335
                                                                       -----------       -----------
  Contributions receivable:
    Employer                                                                 5,924             4,684
    Participant                                                             13,651            10,765
                                                                       -----------       -----------

          Total contributions receivable                                    19,575            15,449
                                                                       -----------       -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                 $ 1,278,869       $ 1,190,784
                                                                       ===========       ===========


See notes to financial statements.

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

INVESTMENT INCOME -
  Plan interest in Northrop Grumman Corporation PEI Pension and 401(k) Plans
    Master Trust Investment Income (Notes B and C)                                   $    36,157
                                                                                     -----------

CONTRIBUTIONS:
  Employer                                                                                53,237
  Participant                                                                            123,115
                                                                                     -----------

           Total contributions                                                           176,352
                                                                                     -----------

           Total additions                                                               212,509
                                                                                     -----------

BENEFITS PAID TO PARTICIPANTS (Note B)                                                   124,424
                                                                                     -----------

NET INCREASE                                                                              88,085

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                                    1,190,784
                                                                                     -----------

  End of year                                                                        $ 1,278,869
                                                                                     ===========

See notes to financial statements.

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


A.    DESCRIPTION OF THE PLAN

      The following description of the Northrop Grumman PEI Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan is a qualified profit-sharing plan sponsored by the Productos Electronicos Industriales division of Northrop Grumman Electronicos, Inc. (the "Company"). The Plan includes a 401(k) feature and employer matching contributions.

      The Plan was established by the Company on March 1, 1996 as a successor to the Westinghouse de Puerto Rico Retirement Savings Plan (the "Predecessor Plan"), maintained by Westinghouse de Puerto Rico, Inc. ("Westinghouse") for the benefit of Puerto Rican employees of certain Westinghouse Electric Corporation affiliated companies who became employees of the Company, and any other subsequent eligible employees of the Company.

      Effective May 1, 1997, the Plan transferred all of its assets to the Northrop Grumman Corporation PEI Pension and 401(k) Plans Master Trust (the "Master Trust"), which is administered by Banco Popular de Puerto Rico, the Trustee.

      Contributions - Plan participants may contribute between 1 percent and 8 percent of total compensation, in increments of 1 percent on a pre-tax basis. Basic allotments may be made in amounts of 1 percent to 4 percent of total compensation. Eligible employees who have authorized the maximum Basic allotment may make Supplementary allotments in amounts between 1 percent and 4 percent of total compensation. Contributions are subject to certain limitations.

      The Company contributes a match of 50 percent of the amount of a participant's Basic allotment. The maximum matching contribution will not exceed 2 percent of the total compensation of the participant.

      An eligible employee may roll over any amount from another qualified plan or from an Individual Retirement Account into the Plan, provided that such rollover amount is paid to the Trustee within 60 days of the date the employee received the qualifying rollover distribution.

      Participant Accounts - A separate account is maintained for each participant, each of which has two subaccounts. Basic and Supplementary allotments are allocated to the participant's Contribution Account. Company matching contributions are allocated to the participant's Company Matching Contribution Account. Assets of the Master Trust are valued at the end of each calendar quarter, and on any other date, and take into account earnings and losses of the Plan along with appreciation or depreciation, expenses, and distributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting - Plan participants are 100 percent vested in, and have a nonforfeitable right to, the balance of their Basic and Supplementary allotments at all times. Plan participants become 100 percent vested in Company contributions after three years of service and are 0 percent vested prior to that time. Company contributions become 100 percent vested upon the death of a participant. Rollovers are 100 percent vested at all times and are not subject to forfeiture.

      Investment Options - Upon enrollment in the Plan, each participant may direct that his or her accounts be invested in any of the following three investment funds within the Master Trust:

         Northrop Grumman Fund - The Northrop Grumman Fund invests exclusively in Northrop Grumman Corporation common stock.

         U.S. Equity Fund - The U.S. Equity Fund consists of holdings in large sized U.S. company stocks. The fund focuses on companies with records of growing earnings and the potential for future dividend growth.

         Fixed Income Fund - The Fixed Income Fund invests in publicly traded, high quality fixed income securities. The fund emphasizes fixed-income securities with an average maturity of 38 days.

      The Viacom Incorporated Common Stock Fund was transferred from the Predecessor Plan. This fund was frozen, and no employee contributions have been allowed since the transfer.

      Payment of Benefits - All withdrawals from the Plan during employment shall be paid in cash. All distributions from the Plan upon retirement, termination, or death shall be paid in cash and/or shares of employer stock held in the account. A participating employee may elect to withdraw all or a portion of the vested portion of his or her account only in the case of hardship, as defined by the Plan, and may make withdrawals twice per year but not more than once per quarter. Any participant who makes a withdrawal will be suspended from making Basic and Supplementary allotments for 12 months following the withdrawal. If a participating employee retires or his or her employment is terminated, the vested portion of his or her account shall be distributed to him or her as soon as practicable following the next valuation date after retirement or termination occurs. Any nonvested portion of his or her account shall be forfeited at that time. In the case of death of a participating employee, his or her entire account shall be distributed in a lump sum to his or her beneficiary (ies).

      Forfeited Accounts - Any amounts forfeited shall be used to reduce the Company's obligation to make company matching contributions under the Plan. In 2000, no employer contributions were reduced by forfeited nonvested amounts.

B.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition - In the accompanying statements of net assets available for plan benefits, the Plan's interest in the Master Trust is stated at fair value. Quoted market prices are used to value investments in the Master Trust.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments held by the Master Trust are added to the cost of the securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned in such a manner as the Trustee deems equitable among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each person is charged against his or her account of the Plan.

      Payment of Benefits - Benefits are recorded when paid. As of December 31, 2000 and 1999, benefits payable to participants were $19,814 and $11,247, respectively.

C.    INVESTMENTS

      The investments of the Plan as of December 31, 2000 and 1999 are stated at fair values determined and reported by Banco Popular de Puerto Rico, the Trustee, in accordance with the Master Trust Agreement established by Northrop Grumman Corporation. Proportionate interests of each participating plan are ascertained on the basis of the Trustee's equitable share accounting method for master trust arrangements. Plan assets represented 51 percent and 50 percent of total net assets reported by the Trustee of the Master Trust as of December 31, 2000 and 1999, respectively.

      The net assets of the Master Trust at fair value consist of the following:

                                                                December 31,
                                                         -----------------------
                                                            2000           1999

        Assets:
         Temporary investments                           $  994,618   $  906,064
         Corporate stocks                                 1,486,501    1,434,521
         Dividends and interest receivable                       87           32
                                                         ----------   ----------

        Net assets of the Master Trust                   $2,481,206   $2,340,617
                                                         ==========   ==========

      The Master Trust held approximately 323 and 279 shares of Northrop Grumman Corporation common stock with fair values of $26,809 and $15,084 at December 31, 2000 and 1999, respectively, which are included in the determination of net assets available to this Plan at December 31, 2000 and 1999.

      Investment income for the Master Trust is as follows:

                                                                December 31,
                                                         -----------------------
                                                            2000           1999

        Net appreciation in fair value of investments    $ 48,215      $ 285,199
        Interest                                           34,434         27,522
        Dividends                                             491            404
                                                         --------      ---------
        Total                                            $ 83,140      $ 313,125
                                                         ========      =========

D.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100 percent vested in their accounts.

E.    TAX STATUS

      The Plan is intended to be qualified under the Internal Revenue Code (the "IRC") and the Puerto Rico Income Tax Code of 1994. The Internal Revenue Service has determined and informed the Company by letter, dated December 11, 2000, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Company believes that the Plan and the related trust are designed and currently being operated in compliance with the applicable provisions of the IRC and Puerto Rico Income Tax Code of 1994, and that the related trust was tax exempt as of the financial statement date. Therefore, no provision of income taxes has been included in the Plan's financial statements.

                                                                       Exhibit 1
                                                                       ---------








INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement (No. 333-03959) of Northrop Grumman Corporation on Form S-8 of our report dated June 27, 2001, appearing in this annual report on Form 11-K of the Northrop Grumman PEI Retirement Savings Plan for the year ended December 31, 2000.



/s/ Deloitte & Touche LLP
--------------------------

Los Angeles, California
June 27, 2001